

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
JUN 2 8 2012
WASH. D.C.
196
SECTION

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2011

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

OMNICOM GROUP RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

OMNICOM GROUP INC.
437 Madison Avenue
New York, NY 10022

OMNICOM GROUP RETIREMENT SAVINGS PLAN

ANNUAL REPORT ON FORM 11-K FOR THE YEAR ENDED DECEMBER 31, 2011

TABLE OF CONTENTS

PKF
O'CONNOR
DAVIES

PKF

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Administrator
Omnicom Group Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Omnicom Group Retirement Savings Plan (the "Plan") as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years ended December 31, 2011 and 2010. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the years ended December 31, 2011 and 2010, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of 1) Schedule H, Line 4i - Schedule of Assets (Held at End of Year) and 2) Schedule H, Line 4a - Schedule of Delinquent Participant Contributions as of and for the year ended December 31, 2011 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PKF O'Connor Davies

Harrison, New York
June 27, 2012

PKF O'CONNOR DAVIES, a division of O'CONNOR DAVIES, LLP
500 Mamaroneck Avenue, Suite 301, Harrison, NY 10528 I Tel: 914.381.8900 I Fax: 914.381.8910 I www.odpkf.com

OMNICOM GROUP RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2011	December 31, 2010
Assets:		
Investments, at fair value	$ 1,638,833,825	$ 1,648,391,310
Contributions receivable:		
Employer	37,500,000	36,002,750
Employee	63,759	52,224
Notes receivable from participants	22,831,132	22,255,931
Receivable from merged plan	-	11,220
Accrued interest and dividends	634,934	527,570
Due from broker for investments sold	379,658	191,614
Total receivables	61,409,483	59,041,309
Total Assets	1,700,243,308	1,707,432,619
Liabilities:		
Accrued expenses	166,131	151,189
Due to broker for investments purchased	343,156	61,935
Total Liabilities	509,287	213,124
Net assets reflecting investments at fair value	1,699,734,021	1,707,219,495
Adjustment from fair value to contract value for fully benefit-responsive investment contract	(7,729,942)	(2,521,386)
Net Assets Available For Benefits	$ 1,692,004,079	$ 1,704,698,109

See accompanying notes to financial statements.

OMNICOM GROUP RETIREMENT SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31,	
	2011	2010
Additions:		
Interest and dividend income	$ 49,959,834	$ 33,162,140
Contributions:		
Employer	39,571,653	35,697,844
Employee	106,233,818	100,373,471
Rollover	11,483,332	8,701,820
	157,288,803	144,773,135
Total Additions	207,248,637	177,935,275
Deductions:		
Benefit payments	156,116,482	153,869,838
Administrative expenses	339,753	345,594
Total Deductions	156,456,235	154,215,432
Net (depreciation) appreciation in fair value of investments	(78,467,847)	150,963,054
Net (decrease) increase in net assets available for benefits	(27,675,445)	174,682,897
Assets transferred into Plan	14,981,415	12,405,775
Net assets available for benefits, beginning of year	1,704,698,109	1,517,609,437
Net assets available for benefits, end of year	$ 1,692,004,079	$ 1,704,698,109

See accompanying notes to financial statements.

OMNICOM GROUP RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1. Description of Plan

The following brief description of the Omnicom Group Retirement Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Summary Plan Description (the "SPD") or the Plan document for a more complete description of the Plan's provisions. In the event of any conflict between the SPD and the Plan document, the Plan document will control.

General

The Plan is a defined contribution retirement plan, subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and to the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), as it pertains to plans intended to qualify under Section 401(a) of the Code. The Plan covers all eligible employees of participating companies of Omnicom Group Inc. (the "Company"). The Company is the sponsor of the Plan. The Administrative Committee (the "Committee"), comprised of persons appointed by the Company's Board of Directors, or its delegate, administers the Plan and is responsible for resolving all questions that may arise under the Plan. The Plan's assets are held in trust with Fidelity Management Trust Company (the "Trustee"). An affiliate of the Trustee performs the recordkeeping services for the Plan.

Assets Transferred into the Plan

In 2011, four separate retirement plans sponsored by subsidiaries of the Company were merged into the Plan and assets of $14,981,415 were thereby transferred into the Plan. In 2010, seven separate retirement plans sponsored by subsidiaries of the Company were merged into the Plan and assets of $12,405,775 were thereby transferred into the Plan.

Additional subsidiaries may merge their plan assets into the Plan in the future.

Eligibility and Plan Entry Dates

For the 401(k) and matching contribution features of the Plan, eligible employees of participating companies can enroll in the Plan as soon as administratively practicable following employment.

For the profit sharing feature of the Plan, employees of participating companies are generally eligible twelve months after their date of hire and are enrolled in the Plan on the first day of the following calendar quarter.

Participating companies have the option to adopt any or all of the 401(k), matching or profit sharing contribution features of the Plan. Certain participating companies have adopted the Plan for salaried employees only.

Contributions

The Plan allows eligible employees of participating companies that have adopted the Plan's 401(k) feature to elect to contribute from 1% to 70% of their eligible compensation as pre-tax contributions to the Plan, up to the annual dollar limit under the Code.

OMNICOM GROUP RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1. Description of Plan *(continued)*

Each participating company may make discretionary matching contributions and discretionary profit sharing contributions ("Employer Contributions") to the Plan each year on behalf of its eligible employees. Matching contribution formulas are determined by the participating companies from the options available under the Plan.

Participants are generally eligible to receive Employer Contributions, if any, if they are active employees on the last day of the Plan year and are credited with at least 1,000 hours of service during the Plan year. Employer Contributions, if any, are deposited and allocated to the accounts of eligible participants after each Plan year-end.

Participant Accounts

Each participant's account is credited with the pre-tax contributions made by the participant and with employer discretionary matching contributions, if any, allocated to the participant. Participants' accounts are also credited with discretionary profit sharing contributions as authorized each year by the respective participating companies for their employees. In addition, the Plan accepts rollover contributions from other employers' qualified plans and from eligible Individual Retirement Accounts.

Participants direct the investment of their account balances into one or more of the investment funds that are available through the Plan. Each participant's account is credited with its share of investment income, which is interest, dividends, and appreciation or depreciation in the fair value of the underlying assets, net of administrative expenses, for the funds in which that account is invested. The benefit to which a participant is entitled is the participant's vested account balance.

The portion of the Plan that allows participants to elect to invest in Omnicom Group Inc. common stock ("Company Stock") has been designated as an Employee Stock Ownership Plan ("ESOP"). Participants may elect to receive any dividends paid on their vested shares held in the ESOP as a cash payment instead of being reinvested in the Plan.

Forfeitures

Forfeitures of terminated participants' non-vested account balances may be allocated as Employer Contributions and also may be used to pay Plan expenses. At December 31, 2011 and 2010, unallocated forfeitures totaled $2,292,542 and $2,569,053, respectively. The Company applied forfeitures of $1,735,852 in 2011 to the allocation of Employer Contributions attributable to 2010 plan year.

Vesting

Participants vest in any employer profit sharing contributions according to the following schedule:

0% for less than 2 years,
20% for 2 years but less than 3 years,
50% for 3 years but less than 4 years,
70% for 4 years but less than 5 years,
100% for 5 years or more.

1. Description of Plan *(continued)*

Participants vest in any employer matching contributions according to one of the following schedules, as adopted by each participating company:

(i) 0% for less than 2 years,
40% for 2 years but less than 3 years,
100% for 3 years or more,

or

(ii) 0% for less than 2 years,
20% for 2 years but less than 3 years,
50% for 3 years but less than 4 years,
70% for 4 years but less than 5 years,
100% for 5 years or more.

In addition, the Plan maintains certain more favorable vesting schedules, which were grandfathered for eligible participants when the retirement plans separately sponsored by subsidiaries of the Company were merged into the Plan.

Payment of Benefits

Upon termination of employment, retirement, disability or death, participants (or their beneficiaries) may elect to receive the vested portion of their account in the form of a direct rollover, a lump-sum distribution, partial lump-sum distributions, or annual installment payments for up to 20 years. Also, payment of the account to a terminated participant may be deferred until age 70½ in accordance with the terms of the Plan. The Plan provides that accounts of terminated participants are distributed if their vested balance is $1,000 or less.

The Plan also allows hardships withdrawals, if certain conditions are met, and has an in-service withdrawal provision for employees who are age 59 ½ or older.

Notes Receivable from Participants

Generally, participants who are active employees may borrow from their accounts a minimum amount of $1,000 up to a maximum amount equal to the lesser of $50,000 or 50% of their vested account balance. Loans are secured by the vested balance in the participant's account and bear interest at 1% above the prime rate in effect at the time the loan was initiated. Interest rates for outstanding loans at December 31, 2011 range from 3.25% to 9.5%. Principal and interest are generally repaid through payroll deductions. General-purpose loans must be repaid within five years and loans granted for principal residences must be repaid within 15 years.

Loans granted for principal residences that were transferred from merged plans may have longer maturity dates.

Administrative Expenses

The Plan pays certain administrative expenses associated with professional services provided to the Plan. Loan set-up fees, short-term trading fees, overnight mailing fees, and certain other miscellaneous fees are deducted from the participants' accounts. Other expenses are paid by the Company.

1. Description of Plan *(continued)*

Changes to Investment Options

On July 15, 2011, the share class for the Spartan 500 Index Fund was changed to the institutional class. On August 24, 2011, the Fidelity Freedom K Funds replaced the Fidelity Freedom Funds. In addition, the share class was changed for each of the following funds: the Fidelity Contrafund, the Fidelity Diversified International Fund, the Fidelity Low-Priced Stock Fund and the Neuberger-Berman Socially Responsive Fund. All of the new share classes have investment strategies and risks that are similar in nature to those of the former share classes and all have lower expense ratios.

2. Summary of Significant Accounting Policies

Presentation of Financial Statements

The Plan's financial statements are prepared on the accrual basis of accounting in conformity with generally accepted accounting principles in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. However, for fully benefit-responsive investment contracts, contract value is the relevant measurement attribute because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits presents the fair value of the Plan's investments as well as an adjustment from fair value to contract value for the Plan's fully benefit-responsive investment contract. The Statements of Changes in Net Assets Available for Benefits is prepared on a contract value basis. The Plan's investment in the Fidelity Managed Income Portfolio II ("MIP II") is a fully benefit-responsive investment contract (see Note 3).

Shares of registered investment companies (mutual funds) are valued at quoted market prices. Company Stock is valued at the closing price on The New York Stock Exchange.

Purchases and sales of investments are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Notes Receivable from Participants

Notes receivable from participants are measured at the unpaid principal balance plus any accrued but unpaid interest. As provided for in the Plan, delinquent notes receivable from participants are recorded as benefit payments and are reflected in the Statements of Changes in Net Assets Available for Benefits.

Payment of Benefits

Benefit payments are recorded when paid.

2. Summary of Significant Accounting Policies *(continued)*

Fair Value Measurement

The Plan applies the fair value measurement guidance included in FASB Accounting Standards Codification Topic 820, *Fair Value Measurements and Disclosures* for its financial assets and liabilities that are required to be measured at fair value. The measurement of fair value requires the use of techniques based on observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Plan's market assumptions. The inputs establish the following fair value hierarchy:

Level 1 – Quoted prices in active markets for identical instruments

Level 2 – Significant other observable inputs

Level 3 – Significant unobservable inputs

Risk and Uncertainties

The Plan provides participants with various investment options. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements and participant account balances.

3. Investment in MIP II

MIP II is a common/collective trust. The underlying assets of MIP II are a pool of fixed income securities that includes U.S. Government and government agency obligations, publicly traded investment grade corporate debt, U.S. Government agency mortgage securities, asset-backed securities and other debt and fixed income securities. The securities are "wrapped" by synthetic investment contracts that provide liquidity for participant withdrawals. The issuers of the wrap contracts guarantee a minimum rate of return and provide full benefit responsiveness. Wrap contracts are purchased from issuers rated in the top three long-term rating categories (A- or the equivalent and above). At December 31, 2011 and 2010, there were no reserves against the wrap contracts carrying value due to the credit risk of the issuers.

The fair value of MIP II is determined by the Trustee based on the market values of the underlying securities. The contract value of MIP II is determined by the Trustee. Contract value is equal to the sum of all of the benefits owed to participants. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment in MIP II at contract value.

The interest crediting rates at December 31, 2011 and 2010 were 1.75% and 1.97%, respectively. For the years ended December 31, 2011 and 2010, the average market yield of MIP II was 1.72% and 1.83%, respectively. There is no relationship between future crediting rates and the adjustment to contract value reported in the Statements of Net Assets Available for Benefits.

4. Investments

The fair value of the Plan's investments at December 31, 2011 and 2010 was:

	2011	2010
Omnicom Group Inc. Common Stock	$112,816,977*	$119,965,269*
Fidelity Managed Income Portfolio II ("MIP II")	318,148,225*	313,803,650*
Fidelity Contrafund - Class K	175,992,949*	-
Fidelity Contrafund	-	179,797,390*
PIMCO Total Return Fund - Institutional Class	162,353,183*	154,039,867*
Spartan 500 Index - Institutional Class	151,702,963*	-
Spartan 500 Index - Advantage Class	-	152,736,917*
Fidelity Diversified International Fund - Class K	121,515,346*	-
Fidelity Diversified International Fund	-	145,321,733*
Dreyfus Midcap Value Fund A	96,828,457*	107,346,022*
Eaton Vance Large-Cap Value Fund Class I	89,885,857*	98,737,090*
Morgan Stanley Institutional Fund Inc. Small Company Growth Portfolio	79,205,422	88,235,447*
T. Rowe Price Institutional Large- Cap Core Growth Fund	54,058,027	55,158,107
Fidelity Low-Priced Stock Fund - Class K	34,909,853	-
Fidelity Low-Priced Stock Fund	-	31,706,782
RS Partners Fund Y	15,018,950	16,059,813
Neuberger Berman Socially Responsive Fund - Institutional Class	8,617,494	-
Neuberger Berman Socially Responsive Fund - Investor Class	-	5,800,672
Fidelity Freedom K Income Fund	4,877,668	-
Fidelity Freedom K 2000 Fund	3,350,075	-
Fidelity Freedom K 2005 Fund	1,629,149	-
Fidelity Freedom K 2010 Fund	7,099,095	-
Fidelity Freedom K 2015 Fund	13,039,954	-
Fidelity Freedom K 2020 Fund	22,327,514	-
Fidelity Freedom K 2025 Fund	24,697,560	-
Fidelity Freedom K 2030 Fund	33,633,429	-
Fidelity Freedom K 2035 Fund	36,324,896	-
Fidelity Freedom K 2040 Fund	39,334,302	-
Fidelity Freedom K 2045 Fund	19,144,991	-
Fidelity Freedom K 2050 Fund	12,320,000	-
Fidelity Freedom Income Fund	-	4,609,960
Fidelity Freedom 2000 Fund	-	3,157,990
Fidelity Freedom 2005 Fund	-	1,735,528
Fidelity Freedom 2010 Fund	-	7,455,233
Fidelity Freedom 2015 Fund	-	11,869,355
Fidelity Freedom 2020 Fund	-	20,117,527
Fidelity Freedom 2025 Fund	-	23,225,543
Fidelity Freedom 2030 Fund	-	28,803,610
Fidelity Freedom 2035 Fund	-	27,145,013
Fidelity Freedom 2040 Fund	-	32,586,848
Fidelity Freedom 2045 Fund	-	11,958,010
Fidelity Freedom 2050 Fund	-	7,016,532
Cash equivalents	1,489	1,402
	$1,638,833,825	$1,648,391,310

* Represents 5% or more of the Plan's net assets available for benefits.

OMNICOM GROUP RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

4. Investments *(continued)*

The (depreciation) appreciation in the fair value of the Plan's investments (including gains and losses on investments purchased and sold, as well as held during the year) for the years ended December 31, 2011 and 2010, was:

	2011	2010
Omnicom Group Inc. Common Stock	$ (2,622,099)	$ 17,811,028
Fidelity Contrafund - Class K	6,991,655	-
Fidelity Contrafund	(7,505,145)	24,877,895
PIMCO Total Return Fund - Institutional Class	143,515	483,609
Spartan 500 Index - Institutional Class	(6,853,455)	-
Spartan 500 Index - Advantage Class	7,231,142	17,382,444
Fidelity Diversified International Fund - Class K	(8,285,048)	-
Fidelity Diversified International Fund	(13,474,888)	10,156,098
Dreyfus Midcap Value Fund A	(21,358,955)	21,070,088
Eaton Vance Large-Cap Value Fund Class I	(5,551,111)	8,051,334
Morgan Stanley Institutional Fund Inc. Small Company Growth Portfolio	(9,351,971)	18,718,784
T. Rowe Price Institutional Large-Cap Core Growth Fund	874,847	7,734,102
Fidelity Low-Priced Stock Fund - Class K	(729,697)	-
Fidelity Low-Priced Stock Fund	(1,484,902)	4,894,240
RS Partners Fund Y	(1,773,582)	3,174,551
Neuberger Berman Socially Responsive Fund - Institutional Class	315,739	-
Neuberger Berman Socially Responsive Fund - Investor Class	(785,476)	868,062
Fidelity Freedom K Income Fund	(26,146)	-
Fidelity Freedom K 2000 Fund	(34,466)	-
Fidelity Freedom K 2005 Fund	(22,816)	-
Fidelity Freedom K 2010 Fund	(104,324)	-
Fidelity Freedom K 2015 Fund	(196,542)	-
Fidelity Freedom K 2020 Fund	(335,346)	-
Fidelity Freedom K 2025 Fund	(393,615)	-
Fidelity Freedom K 2030 Fund	(559,747)	-
Fidelity Freedom K 2035 Fund	(572,229)	-
Fidelity Freedom K 2040 Fund	(619,510)	-
Fidelity Freedom K 2045 Fund	(242,713)	-
Fidelity Freedom K 2050 Fund	(169,218)	-
Fidelity Freedom Income Fund	12,912	191,228
Fidelity Freedom 2000 Fund	18,876	149,070
Fidelity Freedom 2005 Fund	(16,797)	120,728
Fidelity Freedom 2010 Fund	(135,069)	538,061
Fidelity Freedom 2015 Fund	(271,223)	927,495
Fidelity Freedom 2020 Fund	(740,720)	1,577,038
Fidelity Freedom 2025 Fund	(1,132,510)	1,985,744
Fidelity Freedom 2030 Fund	(1,753,329)	2,535,635
Fidelity Freedom 2035 Fund	(2,441,304)	2,657,589
Fidelity Freedom 2040 Fund	(2,503,779)	3,234,003
Fidelity Freedom 2045 Fund	(1,233,313)	1,116,958
Fidelity Freedom 2050 Fund	(775,488)	707,270
	$(78,467,847)	$150,963,054

OMNICOM GROUP RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

5. Fair Value

Investments that are measured at fair value on a recurring basis at December 31, 2011 and 2010 were:

	2011			
	Level 1	Level 2	Level 3	Total
Cash equivalents	$ 1,489	$ -	$ -	$ 1,489
Mutual funds:				
Stock	827,735,318	-	-	827,735,318
Fixed Income	162,353,183	-	-	162,353,183
Target Date	217,778,633	-	-	217,778,633
	1,207,867,134	-	-	1,207,867,134
Common/Collective Trust	-	318,148,225	-	318,148,225
Company Stock	112,816,977	-	-	112,816,977
	$1,320,685,600	$318,148,225	$ -	$1,638,833,825

	2010			
	Level 1	Level 2	Level 3	Total
Cash equivalents	$ 1,402	$ -	$ -	$ 1,402
Mutual funds:				
Stock	880,899,973	-	-	880,899,973
Fixed Income	154,039,867	-	-	154,039,867
Target Date	179,681,149	-	-	179,681,149
	1,214,620,989	-	-	1,214,620,989
Common/Collective Trust	-	313,803,650	-	313,803,650
Company Stock	119,965,269	-	-	119,965,269
	$1,334,587,660	$313,803,650	$ -	$1,648,391,310

6. Party-In-Interest Transactions

Certain Plan investments are managed by the Trustee of the Plan, and certain of its affiliates, and, therefore, these investments qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services are included in the net appreciation (depreciation) in fair value of investments in the Statements of Changes in Net Assets Available for Benefits.

One of the investment funds of the Plan invests exclusively in Company Stock. At December 31, 2011 and 2010, the Plan owned 2,530,633 and 2,619,329 shares of Company Stock, respectively, with corresponding year-end market values of $112,816,977 and $119,965,269, respectively.

Additionally, participants who are active employees may borrow from their accounts and such loans qualify as party-in-interest transactions. These loans are recorded as notes receivable from participants in the Statements of Net Assets Available for Benefits.

7. Plan Amendment or Termination

The Company or its delegate has the right to amend the Plan at any time. In addition, although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination or the complete discontinuance of contributions by the Company under the Plan, the participants' accounts will become fully vested in accordance with the terms of the Plan.

8. Tax Status

The Plan is a retirement plan satisfying the qualification requirements under Section 401(a) of the Code, and therefore is not subject to tax under present income tax regulations. The Internal Revenue Service ("IRS") has determined and informed the Company by letter dated June 22, 2005, that the terms of the Plan and related trust comply with applicable sections of the Code. Since receiving the determination letter, the Plan has been amended in various respects and an application for a new determination letter has been submitted to the IRS. The status of the application is pending. The Committee believes that the Plan continues to be designed and operated in compliance with the applicable provisions of the Code.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the Plan's financial statements. The Plan is subject to routine audits by taxing jurisdictions.

9. Delinquent Participant Contributions

Certain participating companies failed to remit certain employee contributions and loan repayments to the Plan within the required time period, although the participating companies subsequently remitted these contributions and loan repayments to the Plan. These amounts totaled $87,198 for 2011 and $355,300 for 2010. The Trustee computed the applicable earnings to the participants and the participating companies subsequently remitted these applicable earnings to the Plan. A portion of these contributions are included in employee contributions receivable at December 31, 2011 and 2010.

10. Subsequent Events

The Plan evaluated events subsequent to the date of the statement of net assets available for benefits and determined there have not been any events that have occurred that would require adjustment to or disclosure in the financial statements.

OMNICOM GROUP RETIREMENT SAVINGS PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2011
EIN: 13-1514814
Plan No. 004

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
*	Omnicom Group Inc. Common Stock	2,530,633 shares. Employer security. Common stock. $.15 par value.	a	$112,816,977
*	Fidelity Managed Income Portfolio II	310,404,643 shares. Common/Collective Trust which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	318,148,225
*	Fidelity Contrafund - Class K	2,610,784 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	175,992,949
	PIMCO Total Return Fund - Institutional Class	14,935,895 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	162,353,183
*	Spartan 500 Index - Institutional Class	3,409,055 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	151,702,963
*	Fidelity Diversified International Fund - Class K	4,769,048 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	121,515,346
	Dreyfus Midcap Value Fund A	3,608,962 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	96,828,457
	Eaton Vance Large-Cap Value Fund Class I	5,235,053 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	89,885,857
	Morgan Stanley Institutional Fund Inc. Small Company Growth Portfolio	6,226,252 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	79,205,422

OMNICOM GROUP RETIREMENT SAVINGS PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2011
EIN: 13-1514814
Plan No. 004

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
	T. Rowe Price Institutional Large-Cap Core Growth Fund	3,903,107 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	54,058,027
*	Fidelity Low-Priced Stock Fund - Class K	977,867 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	34,909,853
	RS Partners Fund - Class Y	507,740 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	15,018,950
	Neuberger Berman Socially Responsive Fund - Institutional Class	350,162 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	8,617,494
*	Fidelity Freedom K Income Fund	431,652 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	4,877,668
*	Fidelity Freedom K 2000 Fund	239,094 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	3,350,075
*	Fidelity Freedom K 2005 Fund	135,989 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	1,629,149
*	Fidelity Freedom K 2010 Fund	586,702 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	7,099,095
*	Fidelity Freedom K 2015 Fund	1,075,017 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	13,039,954

OMNICOM GROUP RETIREMENT SAVINGS PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2011
EIN: 13-1514814
Plan No. 004

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
*	Fidelity Freedom K 2020 Fund	1,796,260 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	22,327,514
*	Fidelity Freedom K 2025 Fund	1,985,334 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	24,697,560
*	Fidelity Freedom K 2030 Fund	2,682,092 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	33,633,429
*	Fidelity Freedom K 2035 Fund	2,899,034 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	36,324,896
*	Fidelity Freedom K 2040 Fund	3,129,221 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	39,334,302
*	Fidelity Freedom K 2045 Fund	1,512,243 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	19,144,991
*	Fidelity Freedom K 2050 Fund	973,913 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	12,320,000
*	Cash Equivalents	Interest-bearing cash. There is no maturity date, rate of interest or collateral.	a	1,489
*	Notes Receivable from Participants	Loans to participants with maturities through September 2039, interest rates ranging from 3.25% to 9.5%, collateralized by participants' vested account balances.	-	22,831,132
				$1,661,664,957

* - Represents a party-in-interest as defined by ERISA.

a - The cost of participant-directed investments is not required to be disclosed.

OMNICOM GROUP RETIREMENT SAVINGS PLAN

Schedule H, Line 4a - Schedule of Delinquent Participant Contributions
Year Ended December 31, 2011
EIN: 13-1514814
Plan No. 004

	Total that Constitutes Non-Exempt Prohibited Transactions			
Participant Contributions and Loan Repayments Transferred Late to the Plan	Contributions Not Corrected	Contributions Corrected Outside VFCP (Voluntary Fiduciary Correction Program)	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE (Prohibited Transaction Exemption) 2002-51
$87,198	N/A	$87,198	N/A	N/A

During 2011, certain participating companies failed to remit certain employee contributions and loan repayments to the Plan within the required time period, although the participating companies subsequently remitted these contributions and loan repayments to the Plan. These amounts totaled $87,198. The Trustee computed the applicable earnings to the participants and the participating companies subsequently remitted these applicable earnings to the Plan. $5,363 are included in employee contributions receivable at December 31, 2011.

Exhibit 23

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

OMNICOM GROUP RETIREMENT SAVINGS PLAN

By: 

Leslie Chiocco
Member of Administrative Committee
June 27, 2012

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Omnicom Group Retirement Savings Plan
New York, New York

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-74591) of Omnicom Group Inc. of our report dated June 27, 2012 relating to the financial statements and supplemental schedules of the Omnicom Group Retirement Savings Plan included in this Annual Report on Form 11-K.

PKF O'Connor Davies

A Division of O'Connor Davies, LLP
Harrison, New York
June 27, 2012